Pennsylvania Avenue Funds
260 Water St, Brooklyn, NY 11201
(202) 294-8887

May 6, 2010

Via EDGAR Transmission

Keith O’Connell
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pennsylvania Avenue Funds

File Nos. 333-159250/811-21253

Dear Mr. O’Connell:

On behalf of the Pennsylvania Avenue Funds (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Post-Effective Amendment No. 9 (“PEA No. 9”) to the Registrant’s Registration Statement on Form N-1A (“Registration Statement”) that was filed on March 29, 2010 in connection with the annual update of the Registration Statement for the Registrant’s Pennsylvania Event-Driven Fund (the “Fund”), the sole series of the Trust. Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A. Prospectus

1. Comment: Delete the second sentence from the “Investment Objective” section of the summary portion of the prospectus.

Response: The second sentence will be removed from this section and added to the Item 9 disclosure under “Investment Objectives, Principal Investment Strategies.”

2. Comment: Delete footnote 1 to the fee table and put the $15 wire fee charge in the fee table.

Response: The Registrant will delete footnote 1 to the fee table, but respectfully declines to move the wire charge expense into the fee table because, contrary to the disclosure in footnote 1, the Registrant has determined that the fee applies only to certain shareholders who have invested directly in the Fund, rather than through an intermediary. Consequently, the Registrant believes that it would be inappropriate to include the wire fee directly in the fee table.

3. Comment: Delete footnote 2 to the fee table and add a parenthetical in the “Redemption Fee” line of the fee table stating that the redemption fee applies to shares held less than 90 days.

Response: The requested change will be made.

4. Comment: Delete footnotes 3-6 to the fee table and remove the last two line items of the “Shareholder fees” section of the fee table. Break out the “Other expenses” into two sub-sections “Other expenses” and “Dividend Expenses on Securities Sold Short” and include a “Total other expenses” line item which represents the sum of the two sub-sections.

Response: Footnotes 3, 4, and 6 and the last two lines items of the fee table will be deleted, and the “Other expenses” line item will be revised as requested. The Registrant, however, respectfully declines to accept the comment with respect to footnote 5 relating to the Fund’s acquired fund fees and expenses. Instruction 3(f)(vii) to Item 3 specifically permits the Fund to include a footnote to the fee table explaining that the total annual fund operating expenses do not correlate to the ratio of expenses to average net assets shown in the financial highlights because the financial highlights reflect the Fund’s operating expenses and do not include any acquired fund fees and expenses.

Taking into account comments 2, 3 and 4 the fee table will be revised as follows:

	Investor Class	Adviser Class
Shareholder fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	5.00%
Redemption Fee (applies to shares held less than 90 days from date of purchase)	2.00%	2.00%
Annual fund operating expenses (expenses that are deducted from Fund assets, as a percentage of average net assets)
Management fees	1.00%	1.00%
Distribution (12b-1) fees	0.25%	0.50%
Dividend expenses on securities sold short 0.41%
Other expenses 2.22%
Total other expenses	2.63%	2.63%
Acquired fund fees and expenses[1]	0.03%	0.03%
Total annual fund operating expenses	3.91%	4.16%

1 The “Total Annual Fund Operating Expenses” will not correlate to the ratio of expenses to average net assets in the Financial Highlights, which reflects operating expenses and does not include “Acquired fund fees and expenses.”

5. Comment: Revise the expense table to reflect the revisions to the fee table, in particular the removal of the fee waiver language.

Response: The following represents the revised expense example table based on the revised fee table:

	Investor class	Adviser class
1 year	$393	$418
3 years	$1,192	$1,264
5 years	$2,009	$2,124
10 years	$4,130	$4,339

6. Comment: For the Item 4(a) section, clarify whether these strategies involve the purchase of equity or debt securities. Delete the last sentence in this section as it applies to principal risks.

Response: The Item 4(a) disclosure has been revised as follows:

Principal Investment Strategies of the Fund

Under normal market conditions, the Fund invests at least 80% of its assets in the securities of companies that are undergoing a corporate 'event'. The following four particular strategies are exclusive examples of such 'events':

  Merger arbitrage: The Fund invests in equity securities of companies subject to publicly announced mergers, takeovers, tender offers, and other corporate reorganizations.

  Capital structure arbitrage: The Fund invests in different equity and/or debt securities issued by the same issuer whose different securities are believed to be mispriced relative to each other.

  Distressed securities investments: The Fund invests in distressed securities, which are debt or equity securities of companies who are in or believed to be near bankruptcy or whose securities are otherwise undergoing extreme financial situations that put the continuation of the issuer as a going concern at risk.

  Proxy fight investments: The Fund invests in equity securities of companies which are subject to a proxy fight over control over the company.

7. Comment: Delete the last sentence of the “Principal Risks of Investing in the Fund” section in the summary portion of the prospectus..

Response: The requested change will be made.

8. Comment: Delete the third sentence in the preamble to the “Performance Information” section to remove the description of the S&P 500 Index.

Response: The requested changes will be made.

9. Comment: Delete the last sentence in the preamble to the “Performance Information” explaining that the Fund’s performance would have been lower if the fees waivers or expense reimbursements had not been in place.

Response: The requested change will be made.

10. Comment: In the bar chart, indicate the applicable year for each bar.

Response: The requested change will be made.

11. Comment: Delete the footnote to the average annual total return table and include the Fund’s inception date in the “Since inception” column of the table.

Response: The requested change will be made.

12. Comment: Delete the sentence immediately following the average annual total return table explaining that the chart and table assume reinvestment of dividends and distributions.

Response: The requested change will be made.

13. Comment: Delete the two sentences that immediately follow the after-tax returns explanation and that reference a share class that has been authorized, but which does not have any shares outstanding.

Response: The requested change will be made.

14. Comment: In the “Management” section of the summary portion of the prospectus, delete the following language from the first sentence of that section: “subject to an investment advisory contract approved by the Trustees.”

Response: The requested change will be made.

15. Comment: Provide Mr. Kirchner’s title at Pennsylvania Avenue Advisers LLC in the “Management” section to comply with Item 5(b).

Response: The requested change will be made.

16. Comment: Under “Purchase and Sale of Fund Shares” in the summary section of the prospectus, move the first sentence of the second paragraph, which describes when Fund shares may be purchased or sold, to the “Shareholder Information” section of the prospectus.

Response: The requested change will be made.

17. Comment: In the “Related Risks” section of the prospectus, add information about the risks of investing in equity securities and fixed income securities.

Response: The following disclosure addressing equity securities risks will be added as bullet points in the “Related Risks” section of the prospectus and the existing “Fixed Income Securities Risk” disclosure will be re-labeled “Fixed Income (Debt) Securities Risk”:

  Equity Securities Risks: The Fund invests equity securities such as common or preferred stocks. Historically, common stocks are more volatile than other securities such as bonds. Equity securities of a company that experiences financial distress may lose significant value or become worthless. The rights of common stockholders are subordinate to all other claims on a company’s assets including debt holders and preferred stock holders; therefore the Fund could lose money if a company in which it invests becomes financially distressed.

B. Statement of Additional Information

18. Comment: Add disclosure in the Fund’s statement of additional information addressing the new fund governance and risk disclosure requirements.

Response: The requested change will be made. See Attachment 1.

C. Part C

19. Comment: Revise the Part C to include the appropriate exhibits or, as applicable, the appropriate reference to prior filings in which such exhibits were included.

Response: The requested change will be made.

* * *

The Registrant acknowledges that: (i) it is responsible for the adequacy of the disclosure in PEA No. 9; (ii) Staff comments on PEA No. 9, or changes to PEA No. 9 in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to PEA No. 9; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA
No. 9.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Yours sincerely,

/s/ Thomas Kirchner

Thomas Kirchner

President

Pennsylvania Avenue Funds

ATTACHMENT 1

The Trustees of the Trust, who were elected for an indefinite term by the initial shareholders of the Trust, are responsible for the overall management of the Trust, including general supervision and review of the investment activities of the Fund. The Trustees, in turn, elect the officers of the Trust, who are responsible for administering the day-to-day operations of the Trust and its separate series. The current Trustees and officers, their ages and affiliations and principal occupations for the past five years are set forth below. There is no limit to the term of office for all Trustees. The Trust currently does not have a Chairman. Since the Fund is small there are currently no committees. The Board determined that its leadership structure is appropriate given the Fund's size.

The Board is responsible for determining that the Fund operates in accordance with its stated objectives, policies, and investment restrictions. The Board appoints officers to run the Fund and selects an Investment Adviser to provide investment advice. It meets four times a year to review Fund progress, status and compliance. Among the Board’s general oversight and management functions is to oversee the risks of the Trust. The Fund is subject to various risks, including investment, compliance, operational and valuation risks, among others. The Board addresses its risk oversight function through different Board activities. For instance, the Board has delegated the day-to-day risk management and oversight function to the Adviser. The Board reviews and evaluates reports from the Adviser regarding the risks faced by the Fund and regarding service providers’ oversight and management of those risks. The Board has also appointed a Chief Compliance Officer (CCO) who oversees the implementation and evaluation of the Fund’s compliance program. The CCO periodically reports to the Board regarding compliance matters in connection with the Fund’s activities and the services provided by the Adviser and other service providers.

Several considerations led the Board to conclude that each member currently serving as a Director should serve as a Director. Generally, no one factor determined the nomination or appointment of an individual to the Board. Among the factors the Board considered when concluding that an individual should serve as a Director were the following: (a)the individual's diverse business and professional experience and accomplishments; (b) the individual’s ability to work effectively with other Directors: (c) an individual's skills and experiences that would benefit the Board and Fund; and the individual's prior experience, if any, serving in unique institutions and industries . Below is a summary of the principal qualifications of each member of the Board:

Mr Richard Holly has in excess of 18 years of experience in finance and accounting, including work as interim CFO for non-profit organizations, controller for an international for-profit joint venture and has provided financial consulting and leadership services to other for- and non-profit organizations. He has earned the right to use the Chartered Financial Analyst designation.

Ms Sherry Russell has over 10 years of experience in financial modeling, mortgage finance and strategy consulting. She has launched a software company and is currently consulting for other start up business ventures.
Mr Thomas Kirchner has managed the Fund since inception and has experience in various areas of finance. He has earned the right to use the Chartered Financial Analyst designation and has held directorships of INverso Corp and FalconTarget Inc during the last five years.